Exhibit 3.6

LIMITED LIABILITY COMPANY AGREEMENT

OF

SPANSION TECHNOLOGY LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the “Agreement”) of Spansion Technology LLC (the “Company”) is effective as of April 9, 2008.

1. Limited Liability Company. Spansion Inc., a Delaware corporation (the “Member”), is the sole member of the Company under the Delaware Limited Liability Company Act, 6 Del. C§ 18-101, et seq., as it may be amended from time to time, and any successor to such statute (the “Act”). The rights and obligations of the Member and the administration and termination of the Company shall be governed by the Agreement and the Act. The Agreement shall be considered the “Limited Liability Company Agreement” of the Company within the meaning of the Act. To the extent this Agreement is inconsistent in any respect with the Act, to the extent permitted by law, this Agreement shall control.

2. Members. The Member is the sole and managing member of the Company.

3. Purpose. The purpose of the Company is to engage in any and all other lawful businesses or activities in which a limited liability company may be engaged under applicable law (including, without limitation, the Act).

4. Name. The name of the Company shall be “Spansion Technology LLC.”

5. Registered Agent and Principal Office. The registered office and registered agent of the Company in the State of Delaware shall be as the Member may designate from time to time. The Company may have such other offices as the Member may designate from time to time. The mailing address of the Company is c/o Spansion, 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088.

6. Term of Company. The Company shall commence on the date a Certificate of Formation first is properly filed with the Secretary of State of the State of Delaware and shall continue in existence in perpetuity unless its business and affairs are earlier wound up following dissolution at such time as this Agreement may specify.

7. Management of Company. All decisions relating to the business, affairs and properties of the Company shall be made by the Member in its capacity as the managing member. The Member may appoint Managers and such other officers of the Company as the Member may deem necessary or advisable to manage the day-to-day business affairs of the Company (the “Managers”). The Managers shall serve at the pleasure of the Member. To the extent delegated by the Member, the Managers shall have the authority to act on behalf of, bind and execute and deliver documents in the name and on behalf of the Company. No such delegation shall cause the Member to cease to be a Member. Such Managers shall have such authority and responsibility as is generally attributable to the holders of such offices in corporations incorporated under the laws of Delaware. Notwithstanding any other provisions of this Agreement, the Member, acting alone, is authorized to execute and deliver any document on behalf of the Company without any vote or consent of any other person.

8. Distributions. Each distribution of cash or other property by the Company shall be made 100% to the Member. Each item of income, gain, loss, deduction and credit of the Company shall be allocated 100% to the Member.

9. Dissolution and Winding Up. Upon execution by the Member of a written instrument authorizing the dissolution of the Company, the Company shall dissolve and its business and affairs shall be wound up.

10. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.

11. Governing Law. The validity and enforceability of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

SOLE MEMBER

SPANSION INC. a Delaware corporation

By:	/s/ Dario Sacomani
	Name:	Dario Sacomani
	Its:	EVP & CFO